March 31, 2020

Gregory J. Flesher
Chief Executive Officer
Novus Therapeutics, Inc.
19900 MacArthur Blvd., Suite 550
Irvine, CA 92612

       Re: Novus Therapeutics, Inc.
           Registration Statement on Form S-1
           Filed March 25, 2020
           File No. 333-237379

Dear Mr. Flesher:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Westbrook at 202-551-5019 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Ryan A. Murr, Esq.